QDM International Inc.

7th Floor, Building 5A

Room 715, 7F, The Place Tower C, No. 150 Zunyi Road

Changning District, Shanghai, China 200051

April 9, 2021

VIA EDGAR

Tonya K. Aldave

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Re:	QDM International Inc.
Registration Statement on Form S-1
Initially filed February 10, 2021, as amended
File No. 333-252967

Dear Ms. Aldave:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, QDM International Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Tuesday, April 13, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Huihe Zheng
Huihe Zheng
President and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP